EXHIBIT 99.8

    COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA U.S. REPORTING DIFFERENCE


         In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change described in Note 3 (c) - Financial Instruments - to the Company's consolidated financial statements as at December 31, 2004 and 2003, and for the years then ended. Our report to the shareholders dated March 24, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.



/s/ KPMG LLP
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KPMG LLP
Chartered Accountants

March 24, 2005